Exhibit 99.4

PEDIMENT GOLD CORP.

(Formerly Pediment Exploration Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED

DECEMBER 31, 2009

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the three months ended December 31, 2009

EXECUTIVE SUMMARY

Pediment Gold Corp (the “Company”) is a natural resource company engaged in the evaluation, acquisition, exploration and development and ultimately is working towards commercial production of gold and silver in Mexico.  While none of the properties have reached commercial production; two projects, La Colorada and San Antonio, are moving through the advanced exploration stage toward development.

The Company currently has no income from operations and relies on financing through the issuance of additional shares of its common stock until such time as it achieves sustained profitability through profitable mining operations, or the receipt of proceeds from the disposition of its mineral property interests.

As at December 31, 2009, the Company had consolidated working capital of $14,190,733.  For fiscal 2010, the Company has allocated $8.4 million to cover its operating expenses and to continue work on its San Antonio and La Colorada projects.  The Company has sufficient working capital to fund its 2010 operating and exploration expenditures and to continue its operations through fiscal 2011.

The San Antonio project is located in Baja California Sur, Mexico, adjacent to the historic mining town of San Antonio and 40 kilometers southeast from the port city of La Paz.  The 100%-owned project consists of 15 concessions and covers 114,480 acres and about nine miles of favorable geological trend.  A recently performed resource estimate for San Antonio comprises a global total of 1.53 million ounces gold in the Measured and Indicated category, plus 111,000 ounces gold in the Inferred category.  The Company has assembled an experienced pre-development mining team to complete relevant permitting, surface rights and water rights acquisitions relating to its San Antonio project.

The La Colorada project is located on a main highway and electrical grid infrastructure some 40 km southeast of Hermosillo, which is the capital and main supply point of the State of Sonora State in north western Mexico.  The 100%-owned gold-silver project is a past-producing mine site with historic output from both underground vein and open-pit to heap leach operations.  The Company conducted a work program in the summer of 2009 to utilize both reverse circulation and diamond drilling in two work phases, totaling approximately 8,000 metres and results are expected in early fiscal 2010.  Based on studies of historic and new data, the Company plans to evaluate areas of near surface gold mineralization for its open pit heap leach potential, as well as explore extensions of vein-type, higher grade gold mineralization.

As at February 15, 2009, the Company had the following common shares, stock options and warrants outstanding:

Common shares	47,443,329
Stock options (vested and unvested)	3,942,500
Warrants	1,611,500
Finder’s warrants	386,760
Fully Diluted shares outstanding	53,384,089

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the three months ended December 31, 2009

1.0

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) includes information from, and should be read in conjunction with, the annual audited consolidated financial statements of Pediment Gold Corp (“the Company” or “Pediment”) for the three months ended December 31, 2009, 2008. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian dollars. This MD&A was prepared with information available as of February 15, 2009. Additional information and disclosure relating to the Company can be found on SEDAR at www.sedar.com.

2.0

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A constitute forward-looking statements.  All statements other than statements of historical fact may be forward-looking statements.  Forward-looking statements are often, but not always. Identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “designed”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.  These statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.  Based on current available information, the Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that those expectations will prove to be correct.  The forward-looking statements in this MD&A are expressly qualified by this statement, and readers are advised not to place undue reliance on the forward-looking statements.

3.0

DESCRIPTION OF BUSINESS

The Company is a natural resource company engaged in the evaluation, acquisition, exploration and development and ultimately is working towards commercial production of gold and silver in Mexico.  While none of the properties have reached commercial production; two projects, La Colorada and San Antonio, are moving through the advanced exploration stage toward development.  The Company has financed its current exploration and development activities principally by the issuance of common shares.

The recoverability of costs capitalized to mineral properties and the Company’s future financial success is dependent upon the extent to which economic gold and silver mineralized bodies can develop to producing entities or from the receipt of proceeds from disposition or a joint venture on its mineral property interests.  Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.  Many of the key factors for advancing the Company’s projects to production are dependent on outside factors; such as, obtaining the necessary rights and permitting which need to be granted from certain local and governmental agencies located in Mexico.  Additional risk factors that may affect the financial statements and the risk factors related to mineral exploration and development are set out in the Company’s Annual Report as filed via SEDAR on March 31, 2009, available at www.sedar.com and under the heading “Risks and Uncertainties” listed below.

The Company knows of no trends, demands, commitments, events or uncertainties outside of the normal course of business that may result in the Company’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future.  Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration programs and overall market conditions for smaller resource companies.  The Company is not aware of any seasonality in the business that may have a material effect upon its

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the three months ended December 31, 2009

financial condition, other than those normally encountered by public reporting junior resource companies.  The Company is not aware of any changes in the results of its operations that are other than those normally encountered in its ongoing business.

4.0

OVERALL PERFORMANCE

During the three months ended December 31, 2009, the Company expended a total of $823,611 in exploration expenses relating to its mineral properties.  The total exploration expenses included $475,091 in expenditures on its San Antonio project and $348,520 on its La Colorada project.

During the three months ended December 31, 2009, the Company purchased 260 hectares covering the Planes and Colinas mineral targets and surrounding area for an agreed upon price of $6,500,000 Pesos (CDN$581,826 - paid); this amount has been allocated to land.

Stock-based compensation expense, a non-cash item, was $70,892 during the three months ended December 31, 2009.

5.0

PROJECT UPDATES

San Antonio Project

On September 29, 2005, the Company acquired 100% of the issued and outstanding shares of Pitalla, which owned the 6 original concessions that made up the San Antonio project.

On March 28, 2008, the San Antonio Project was expanded to include the Triunfo Est. Properties, which consist of five mining exploration concessions located in the state of Baja California Sur, Mexico.  The concessions were acquired for a cash payment of $11,250 (paid) and mineral property data related to the concessions were acquired for 25,000 common shares (issued) of the Company valued at $71,500.

On July 3, 2008, the Company acquired the El Triunfo concession group, a group of adjacent concessions in the San Antonio district. The four concessions were acquired for a cash payment of $1,241,568 (paid) and are subject to a variable 1% to 3% net smelter royalty (“NSR”).

Pursuant to the terms of the Company’s purchase agreement to acquire Pitalla in 2005, if prior to December 31, 2011, an aggregate of one million ounces of gold or gold equivalents were determined to be situated on three or fewer of the properties acquired, of which 500,000 ounces or equivalent must be in a single property, the Company would be required to issue 2,500,000 common shares.  On December 4, 2008, the Company issued the 2,500,000 common shares valued at $0.47 each for a total value of $1,175,000, which has been allocated to the acquisition cost of the San Antonio project.

NI 43-101 Compliant Technical Report and Resource Update, San Antonio Gold Project, November 29, 2009

The company has released a NI 43-101 compliant Technical Report and Resource Update for the San Antonio Gold Project dated November 29, 2009.  This report updates project activities since the previous NI 43-101 compliant Technical Report and Mineral Resource Estimate dated June 30, 2008.  Primarily, the two items of the report that have changes are the Mineral Resource Estimate and Metallurgical Testing, and they are summarized below.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the three months ended December 31, 2009

2009 Mineral Resource Estimate for Los Planes – Las Colinas

Subsequent to the 2008 NI 43-101 compliant technical report being completed for the San Antonio project, the Company completed an additional 16,699 metres of drilling. On August 25, 2009, the Company issued a news release announcing that an update to Chapter 17 of the original technical report had been conducted by independent consultant Gary Giroux of Giroux Consultants Ltd.

An updated resource estimate was recently performed by Giroux Consultants Ltd. of Vancouver BC, to incorporate infill drill holes not included in the first estimate, conducted by Derry Michener Booth and Wahl Consultants Ltd. in 2008 (previously announced July 15, 2008). This new estimate was based on 242 holes totaling 42,891 m and comprising 26,613 gold assays using Ordinary Kriging over a range of gold cut off values.

As seen in the table below, the new resource estimate for San Antonio comprises a global total of 1.53 million ounces gold in the Measured and Indicated category, plus 111,000 ounces gold in the Inferred category. The resource summarized below is based on a 0.4 g/t cut off. A 0.4g/t cut off was chosen as a possible open pit economic cutoff. It must be stressed that at this time no economic evaluations have been completed and the true economic cutoff is unknown.

San Antonio - Summary of Resources (2009) at 0.4 grams per tonne cutoff

Mineralization	Tonnes (MT)		Au (g/t)		Million Oz. Au
	M&I	Inferred	M&I	Inferred	M&I	Inferred
Oxide	7.24	0.17	0.928	0.592	0.216	0.003
Mixed	6.61	0.19	1.066	0.588	0.227	0.004
Sulphide	33.50	5.03	1.018	0.640	1.096	0.104
Total	47.35	5.39	1.01	0.637	1.539	0.11

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the three months ended December 31, 2009

Surface and Access Rights

As reported December 1, 2009 the company has entered into agreements securing long-term surface and access rights for the ongoing exploration, and proposed development and operation of the San Antonio gold project with the Ejido San Antonio.

The first agreement is a rental agreement, called a “temporary occupation agreement”, for access, exploration and production activities.  The agreement has a term of 30 years and includes a one-time payment of $200,000 Pesos (CDN$16,230 – paid) for access and annual per hectare payments for areas subject to exploration or production activities within the Pediment concession holdings which total approximately 8,100 hectares.  The minimum annual payment under the terms of the agreement is $600,000 Pesos, or approximately CDN$47,000, plus annual inflation escalations.

In addition, the parties have signed an agreement allowing Pediment to purchase outright 260 hectares covering the Planes and Colinas mineral targets and surrounding area for an agreed upon price of $6,500,000 Pesos (CDN$581,826 - paid). The parties also signed a separate agreement to transfer rights to certain waste rock or ‘dump’ material within the Company’s concession areas to the Ejido San Antonio.

The company is also working to acquire additional surface and access rights secondary to the San Antonio project.

Metallurgical Testing

In 2008 bottle roll tests were completed for Los Planes material, including mineralized rock from the oxide, mixed and sulphide zones. Samples were of unprocessed RC drill cuttings of up to 3/8 inch size. These tests were performed by SGS labs in Durango, Mexico and results were positive with recoveries of up to 88.63% in oxide after a 96-hour test. Sulphide material also had significant recoveries with up to 73.61% recovery after 96 hours.

In April 2009, the Company reported results from column leach testing of oxidized material from the Los Planes discovery within the San Antonio gold project. The column leach tests were performed on gold mineralized oxide material retained from portions of eight HQ core drill holes that were shipped as a composite sample to Metcon Research Laboratories.  Results of recently completed studies are presented below.

Metcon 2009 Column Leach Test Results on Los Planes Material

Sample	Type	Crush Size	Head Grade		Extraction		Consumption
-	-	-	Au g/t	Ag g/t	Au %	Ag %	NaCN Kg/t	CaO Kg/t
CL-01	oxide	3/8	0.88	0.29	80.65	64.13	0.06	1.80
CL-02	oxide	1 ½	0.96	0.18	75.15	61.39	0.06	1.58
CL-03	mixed	3/8	0.85	0.11	71.87	35.59	0.33	1.84
CL-04	sulphide	3/8	2.73	0.99	47.10	26.21	0.45	0.92

As seen in the table, strong gold recoveries were achieved for Oxide and Mixed material, at 81% and 72% respectively, which supports the use heap leaching for these ore types. The results for Sulphide material were significantly lower, at 47%, which indicates that alternative processing methods, such as flotation or Carbon In Pulp leaching may be more suitable for this ore type.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the three months ended December 31, 2009

Additional work will be conducted to further characterize the mineralization at San Antonio and determine the most cost effective methods of gold extraction for the various ore types.

Current Work and Future Exploration

The company is focusing on beginning the necessary engineering, permitting and other work to advance the project to the scoping study stage or preliminary economic assessment. In addition Pediment has announced plans for a 2010 exploration program on the project including further refining the central Los Planes zone by completing an infill drilling.

The Company still has numerous exploration targets, of which the most important is the northeast-southwest El Triunfo gold-silver-lead-zinc trend which is located within the concessions recently acquired from the Mexican Geological Survey.

The Company has assembled an experienced pre-development mining team to complete relevant, engineering, permitting, surface rights and water rights acquisitions that are all in progress.

Land Position

On July 3, 2008, the Company acquired a new group of adjacent concessions in the San Antonio district, called the El Triunfo package and is composed of four mining concessions covering 6,579 hectares. The El Triunfo package was part of the Mexican natural mineral reserve and covers a northeast trending mineralized system containing gold, silver, lead and zinc.

The El Triunfo package has old workings and a data base of sampling with some drill information.  Veins present range from 3 to 7 parallel veins that were worked as underground mines with combination of gold-silver values with lead and zinc.  Historic grades of reported resources in the government listing are stated at about 3 grams gold and 350-700 grams silver.  The historic vein resource was reported by the Mexican Geological Survey as follows: 950,547 tonnes distributed as follows:

Humboldt-Espinocena	56,613 tonnes	3.0 g Au	273 g Ag
Hormiguero-La Solidad	721,934 tonnes	3.3 g Au	436 g Ag
Lomboyal	172,000 tonnes	2.8 g Au	20 g Ag

Total 97,540 oz Au, 10,727,372 oz. Ag   In addition the combined lead zinc is about 4-5 percent.

These grades and related information are based on historical reports reported by the Mexican Geological Survey and reviewed by the Company in connection with the development of its exploration plans.  The Company has not carried out sufficient exploration in the El Triunfo Zone to verify these grades or to define a mineral resource.  At the present time, it is uncertain if further exploration will result in the target being delineated as a mineral resource.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the three months ended December 31, 2009

La Colorada Project

Pediment has completed key transactions for acquiring or controlling concessions in the La Colorada mine area. These transactions complete the Company’s plan to consolidate the mining district:

1.

On October 22, 2007, the Company negotiated the exclusive option to acquire the past producing La Colorada gold-silver mine property located in the state of Sonora, Mexico.  The Company has an option to acquire 100% of 18 concessions held by private owners plus 1,130 hectares of surface holdings that include mining equipment and machinery in return for an initial payment of US$1,100,000 ($1,085,518 paid), followed by additional payments of US$1,100,000 on or before October 22, 2008 and US$550,000 on or before October 22, 2009.

On November 26, 2008, the Company amended the original option agreement and entered into two separate agreements, a revised purchase agreement and an option to purchase agreement.

Pursuant to the revised purchase agreement, the Company acquired all concessions except the Sonora IV concession, land and mining equipment agreed to under the original option agreement by making one further payment of US$825,000 ($964,484 paid), for a total purchase price of US$1,925,000 ($2,050,002 paid), and granted a 3% NSR if open-pit mined or 2% if underground mined.  The 2% NSR on underground production can be purchased by the Company at any time for US$300,000.

The purchase price of US$1,925,000 ($2,050,002) was allocated US$200,800 ($205,298) to land, US$56,075 ($57,330) to mining equipment and US$1,668,125 ($1,787,374) to mineral properties pursuant to the terms of the revised purchase agreement.

The vendors are working on securing an adjacent concession, Sonora IV, which the Company had the option to acquire for 300,000 common shares of the Company on or before October 16, 2009 at a deemed price of $0.50 per share, which expired un-exercised. The Company is currently working with the vendor to amend  the expired option agreement.

Pediment owns or controls 100% of all areas of historic open-pit mining and all known areas of historic underground production from the La Colorada gold-silver camp, plus owns or holds options to acquire adjacent areas of exploration potential. By completing this revised agreement the Company gains, in addition to a lower cash outlay, a greater flexibility in dealing with the various scenarios that might allow the redevelopment of the project.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the three months ended December 31, 2009

On February 12, 2008, the Company entered into an option agreement to acquire three additional mineral concessions totaling 400 hectares for a total purchase price of US$800,000.

On May 12, 2009, the Company amended the terms of the option agreement dated February 12, 2008, which reduced the total purchase price from US$800,000 to US$600,000 and introduced US$200,000 payable in shares due as follows:

Cash:

US$100,000 – February 8, 2008 (CDN $102,491 paid)

US$100,000 – March 23, 2009 (CDN$121,131 paid)

US$100,000 – March 3, 2010

US$100,000 – March 3, 2011

Common Shares:

Shares, equivalent to US$50,000 plus 15% VAT – May 31, 2009 (Issued 75,760 common shares valued at CDN $65,745

Shares, equivalent to US$50,000 plus 15% VAT – March 3, 2010

Shares, equivalent to US$100,000 plus 15% VAT – March 3, 2011

The revised option agreement also includes a 3% NSR to be paid to the vendor should the Company complete the transaction. The 3% NSR can be purchased by the Company at any time for a cash payment of US$200,000. The vendor is entitled to annual advanced payments of US$50,000 on account of the 3% NSR commencing March 3, 2012.

The cash equivalent of the common shares shall be based on the volume weighted average trading price for the shares traded on the Toronto Stock Exchange (“TSX”) for the ten trading days ending seven (7) business days immediately prior to each payment date. The payment of any of the described payments in common shares of the Company is subject to acceptance by the TSX and will be subject to a four-month hold period.

2.

On August 14, 2008, Pediment purchased six adjacent mineral concessions from the Peñoles group for a total consideration of US$100,000 (CDN$109,688 - paid).  These concessions cover 218 hectares and include part of the El Creston pit and adjacent ground, as well as additional exploration potential west of the pit. As part of this transaction, Pediment sold to Peñoles three of its concessions totaling approximately 1,521 hectares that make up the southern portion of its Texson exploration project in western Sonora for a total consideration of about US$2,000 (Received).

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the three months ended December 31, 2009

Report on recent exploration activities on La Colorada

During the three months ended December 31, 2009, Pediment continued exploration at La Colorada during 2009 with further bench sampling, RC- and diamond drilling. The objective of this program was to evaluate areas of near surface gold mineralization for its open-pit, heap-leach potential, as well as explore extensions of vein-type, higher grade gold mineralization. A total of 9,489.0 metres were drilled during 2009, of which 1,520.0 metres were diamond and 7,970.0 metres were RC. Highlight results for the La Colorada drill program are shown below (As reported on news release dated November 17, 2009):

Table of selected 2009 drill results for the Veta Madre gold zone. No well-defined dip has been measured for the Veta Madre zone, having an irregular shape to depth with a east-northeast strike. Intervals reported cannot be considered true widths.

Drill_Hole	From_m	To_m	Length_m	Au_ppm	Ag_ppm
R66	0.00	25.91	25.91	0.81	3.55
R69	3.05	28.96	25.91	0.59	2.15
R90	4.57	60.96	56.39	0.53	4.53
R91	0.00	25.91	25.91	1.08	2.94
R92	12.19	36.58	24.39	1.83	12.44
R94	0.00	39.62	39.62	1.11	2.68
R95	0.00	28.96	28.96	1.07	2.38
R96	32.00	41.15	9.14	1.12	2.93
R97	13.72	42.67	28.95	0.89	4.82

Table of results for the La Verde zone. La Verde has a east-northeast strike with a roughly -50 degree dip to the north. Widths are approximately true width for drill holes oriented to azimuth 160 and having a dip of -50 to the south (see website for full drill hole collar table).

Drill_Hole	From_m	To_m	Length_m	Au_ppm	Ag_ppm
R57	21.34	25.91	4.57	36.33	83.97
Including	21.34	22.86	1.52	93.05	82.00
Including	22.86	24.38	1.52	13.99	21.90
Including	24.38	25.91	1.52	1.95	148.00
R58	19.81	27.43	7.62	1.60	20.48
Including	22.86	24.38	1.52	3.03	29.50
R103	9.14	15.24	6.10	2.98	29.70
Including	10.67	13.72	3.05	5.21	49.60
R104	0.00	12.19	12.19	1.54	9.54
R105	3.05	13.72	10.67	0.75	6.90

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the three months ended December 31, 2009

Table of results for the Gran Central vein zone. The vein zone has a dip of approximately -60 degrees to the north. The intercepts of drill holes dipping -45 to -50 degrees to the south will be near true width.

Drill_Hole	From_m	To_m	Length_m	Au_ppm	Ag_ppm
DH-01	176.00	198.00	22.00	1.93	77.56
DH-05	69.5	70.5	1	7.220	6.6
And	96.6	100.6	4	1.380	40.5
including	98.6	99.6	1	4.298	135.0
And	165.2	207	41.8	1.025	5.3
including	170.2	171.2	1	4.362	2.7
including	175.2	177.2	2	4.344	5.3
including	188	189	1	3.978	3.6
And	210	221	11	0.800	3.8
And	225	231.5	6.5	0.582	5.0
And	245.6	247.6	2	2.586	3.5
R76	22.86	30.48	7.62	0.40	3.10
And	91.44	105.16	13.72	1.25	17.82
including	92.96	94.49	1.52	5.67	97.00
And	141.73	144.78	3.05	0.98	41.00
And	155.45	158.50	3.05	1.22	3.40

The El Crestón zone has a vertical-dipping south vein and other veins to the north dipping approximately -45 degrees to the south. Widths reported are not true widths. Please visit Pediment's website for a full drill hole collar table.

R115	10.67	18.29	7.62	4.86	16.78
including	13.72	15.24	1.52	22.56	44.00
And	65.53	74.67	9.14	1.37	9.78
including	67.05	68.58	1.52	4.79	19.70
And	91.44	100.58	9.14	1.01	7.18
And	160.02	163.07	3.05	1.68	7.35
R116	32.00	48.77	16.76	0.48	7.72
And	54.86	57.91	3.05	3.42	6.00
And	57.91	59.44	1.52	106.18	28.80
And	59.44	68.58	9.14	0.44	7.53

The La Colorada vein has a dip of between -45 and -50 degrees to the north-northeast. The intercepts for drill holes dipping -45 or -50 to the south will be near true widths.

Drill_Hole	From_m	To_m	Length_m	Au_ppm	Ag_ppm
R71	103.63	115.82	12.19	0.85	0.86
And	137.16	143.26	6.10	4.94	15.85
including	137.16	138.68	1.52	3.34	14.30
including	138.68	140.21	1.52	4.93	13.90
including	140.21	141.73	1.52	8.42	23.60
including	141.73	143.26	1.52	3.07	11.60
R72	60.96	71.63	10.67	1.44	37.02
including	64.01	65.53	1.52	5.25	97.00

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the three months ended December 31, 2009

Data Review and Potential for La Colorada

During the past twelve months, Pediment has recompiled data archives and pertinent production data into electronic databases with all available information merged with newly generated data. Data relevant to both open-pit potential and high-grade underground resources are being reviewed. Pediment is currently undertaking studies leading to environmental impact permitting and reactivation potential of existing surface workings.

Review of Underground Potential

Pediment is also reviewing several historic calculations made for prior operator Eldorado Gold Corp. of high-grade vein mineralization below the La Colorada and Gran Central open pits, using the results from drilling conducted primarily to assess the project's open pit potential. The Company considers these historic calculations relevant to its own exploration planning. However, the Company cautions that these calculations were completed prior to establishment of NI 43-101 guidelines for resource estimation. Consequently, these historic results have not been categorized mineral resources or mineral reserves in accordance with definitions described under NI 43-101. No "Qualified Person" as defined by NI43-101 has done sufficient work to classify the historical estimate as current mineral resources, the issuer is not treating the historical estimate as current mineral resources and the historical estimate should not be relied upon. The Company further cautions that though these historical calculations deal with different aspects of the high-grade potential, they may in part overlap with areas that had also been included in open pit resource historical calculations made prior to the cessation of pit mining. These historic calculations should not be considered in aggregate as material representations of current resource potential.

In 1997 the following historical estimate was completed by Duncan McBean for Eldorado using an 8 g/t cut-off grade, for the veins in sections directly below the "restricted pit limit" of La Colorada and Gran Central pits:

La Colorada (LC) Vein - 140,400 tons @ 19.98 g/t Au, for 90,178 gold ounces.

La Colorada Vein Possible - 213,400 tons @ 24.27 g/t Au, for 168,313 gold ounces

Gran Central-LC Vein Zones - 72,913 tons @ 13.05 g/t Au, for 30,595 gold ounces

Gran Central Extension - 30,750 tons @ 76.19 g/t Au, for 75,323 gold ounces.

The La Colorada and Gran Central veins had been partially mined during the 1874-1912 period of high-grade underground mining. The above historic calculations included were vein intersections from the La Colorada and Gran Central veins and between, but without regard to evidence of previous mining. In 1998, an internal scoping study coupled with additional historic resource calculations was completed by Eldorado assisted by MRDI Consulting that separated intersections which had no evidence of underground workings (un-mined) from those with evidence of workings (mined). Intersections located between the two main veins are referred to as "intermediate veins" and have no history of underground mining. The results of the 1998 historic study were calculated with 4 gram/tonne Au cut-off:

Intermediate Zone Resource 124,500 tons of 16.14 g per ton for 64,612 oz.

La Colorada Mined 187,425 tons of 8.11 g per ton for 48,875 oz.

La Colorada Un-mined 217,399 tons of 11.75 g per ton for 82,136 oz.

Gran Central Mined 497,390 tons of 6.30 g per ton for 100,757 oz.

Gran Central Un-mined 289,024 tons of 11.10 g per ton for 103,156 oz.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the three months ended December 31, 2009

These historic calculations did not include the results of silver assaying. The Company considers silver also a potentially important by-product metal and will evaluate it in its on-going programs. The data review also suggests there is untested high-grade potential in down-dip and on-trend extensions of the historic calculations, and that there may be further potential in both fault displaced portions of these same structures, and in other similar structures within its holdings. From this and newly developed data we are developing a mineralization model. Historic data also has records of numerous fluid inclusion samples that indicate epithermal boiling zone is present in the mineralization.

No estimate of high-grade potential has been located for the El Creston veins within the recently acquired concessions. Records indicate that the bulk of pre-1912 underground vein mining was done in the Creston and Gran Central mine area. Historic estimates of near surface bulk material and potential can be found in Pediment's news release dated October 22, 2007.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the three months ended December 31, 2009

6.0

RESULTS OF OPERATIONS

The Company currently has no producing properties and consequently, has no operating income or cash inflows with the exception of investment and other income.

Effective October 1, 2009, the Company retrospectively changed its accounting policy for exploration expenditures from deferring exploration costs directly related to investigations of mineral properties to expensing such costs until such time as their development potential is evidenced by a positive economic analysis of the project.  The change is being made to facilitate consistent accounting policies amongst all of the companies in the consolidation group as the accounting policy for mineral properties in the foreign jurisdiction that the Company operates requires that exploration costs be expensed.

The Company’s accounting policy as it relates to its acquisition of its mineral properties is to capitalize all costs of acquiring natural resource properties until the properties to which they relate are placed into production, sold or abandoned or impaired.

At September 30, 2008 the Company wrote-down certain of its mineral concessions with exception of its San Antonio and La Colorada projects.

The Company currently does not have an operating or producing mineral property.  The Company has no earnings and therefore will finance its future exploration activities by the sale of common shares or units. Certain of the key risk factors of the Company’s operating results are the following: the state of capital markets, which affects the ability of the Company to finance its exploration activities; the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties; and market prices for natural resources as well as the non-viability of the projects.

The Company is not a party to any material legal proceedings and is not in default under any material debt or other contractual obligations other than as disclosed in the financial statements.  No significant revenue generating contracts or cash commitments were entered into or undertaken by the Company during the period other than as set out herein or in the financial statements of the Company.

Three months ended December 31, 2009, compared to three months ended December 31, 2008

The Company recorded a net loss and comprehensive loss of $1,440,867 for the three months ended December 31, 2009 ($0.03 loss per share) compared to a net loss and comprehensive loss of $1,443,377 ($0.03 loss per share) in the year ended December 31, 2008, a decrease in net loss and comprehensive loss of $2,510, as explained in the following paragraphs.

Salaries expense and consulting fees were $352,086 in the three months ended December 31, 2009 compared to $397,403 in the same period in 2008, a decrease of $45,317. The decrease of $45,317 in 2009 when compared to 2008 is due to a decrease in the amount of consulting services retained which is a result of the fluctuating work requirements during the exploration stage.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the three months ended December 31, 2009

Stock-based compensation, a non-cash item, is recorded when previously granted options vest.  This expense was $70,892 in the three months ended December 31, 2009 compared to $629,081, in the same period in 2008, a decrease of $558,189. Less options vested during the three months ended December 31, 2009 when compared to the three months ended December 31, 2008.

Travel expense was $45,413 during the three months ended December 31, 2009 compared to $53,442 in the three months ended December 31, 2008, a decrease of $11,029.  The The decrease is due to a reduction in travel to and from its operations in Mexico.

Investor relations expense was $64,891 during the three months ended December 31, 2009 compared to $37,815 during the three months ended December 31, 2009, an increase of $27,076.  The increase is due to the Company increasing its level of shareholder information in comparison to the same period in 2008.

Transfer agent and filing fees was $20,844 in the three months ended December 31, 2009 compared to $4,971 in the three months ended December 31, 2008, an increase of $15,873. In 2009, the Company incurred increased listing fees as a result of becoming listed on the TSX as of March 2, 2009.

Legal and audit fees were $34,270 during the three months ended December 31, 2009 compared to $23,531 during the three months ended December 31, 2008, an increase of $10,739 due to additional services provided by legal counsel in 2009 compared to 2008.

Investment and other income was $67,464 during the three months ended December 31, 2009 compared to $42,826 in the three months ended December 31, 2008, an increase of $24,638 due to two months of earning higher interest in 2009 when compared to 2008.

During the three months ended December 31, 2009 the Company expended $823,611 on exploration expenses compared to $691,083 during the three months ended December 31, 2008, an increase of $130,528.  The increase is due to the company completing the 2009 drill program during the three months ended December 31, 2009.

During the three months ended December 31, 2009 the Company recorded a $4,233 foreign exchange loss compared to a $415,893 foreign exchange gain during the three months ended December 31, 2008, a decrease of $420,126.  The Company’s two geographical business segments are Canada and Mexico with the Company’s operations in Mexico accounting for $6,511,610 of its $19,946,764 in total assets.

The change in foreign exchange is a result of the reasonably unchanged rates between the Canadian dollar and Mexican peso exchange rates at December 31, 2009 (12.27) and September 30, 2009 (12.57) when compared to the same period in 2008 when the exchange rates at December 31, 2008 and September 30, 2008 were 11.29 and 10.35, respectively. During the three months ended December 31, 2009 exchange rates were relatively stable in comparison to the higher volatility in exchange rates that were experienced during the three months ended December 31, 2008.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the three months ended December 31, 2009

9.0

SUMMARY OF QUARTERLY RESULTS

The following table summarizes information regarding the Company’s operations on a quarterly basis for the last eight quarters in accordance with Canadian GAAP. The Company’s reporting currency is Canadian dollars.

	For the quarters ended
		Restated	Restated	Restated
	Dec. 31, 2009	Sept. 30, 2009	June 30, 2009	March 31, 2009
Total revenues (Interest & other income)	67,464	89,636	85,503	147,497
(Loss) for the quarter	(1,440,867)	(1,612,055)	(1,034,840)	(904,535)
(Loss) per share, basic and diluted	(0.03)	(0.04)	(0.02)	(0.02)

	For the quarters ended
	Restated	Restated	Restated	Restated
	Dec. 31, 2008	Sept. 30, 2008	June 30, 2008	March 31, 2008
Total revenues (Interest & other income)	42,826	147,637	154,003	213,795
(Loss) for the quarter	(1,443,377)	(3,181,259)	(3,334,772)	(2,152,247)
(Loss) per share, basic and diluted	(0.03)	(0.08)	(0.8)	(0.06)

The Company only earns interest income from its cash and cash equivalents and short-term investments, which will vary from period to period depending on their relative balances and the rate at which the Company’s guaranteed investment certificates earn interest.

The nature of the Company’s operations has remained unchanged from prior periods.  Changes in operating expenses can increase/decrease depending on the Company’s level of activity.  Significant variations in the loss from one period to another is mainly due to the issuance and vesting of incentive stock options, which results in an increase in stock-based compensation, and the write down of previously capitalized mineral property expenditures.

Stock-based compensation expense was retroactively restated by ($320,046) for the quarter ended December 31, 2008, in relation to the 520,000 unvested options that were cancelled on March 23, 2009.

10.0

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2009, the Company had cash and cash equivalents of $13,427,358 (December 31, 2008 - $16,460,141) and working capital of $14,190,733 (December 31, 2008 - $16,987,364).  The Company has allocated $8.4 million in fiscal year 2010 for general and administrative expenses and for the continued development of its mineral properties. With working capital of $14,190,733, the Company has sufficient working capital to fund its 2010 operating and exploration expenditures and to continue its operations through fiscal 2011.

The Company’s cash equivalents are highly liquid, short-term investment grade securities held at major Canadian financial institutions in accordance with the Company’s investment policy.  The Company’s cash and cash equivalents are comprised of the following:

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the three months ended December 31, 2009

	December 31, 2009	September 30, 2009

Held at major Canadian financial institutions:
Cash	$ 538,199	$ 5,137,947
Cash equivalents	12,779,530	10,271,727
	13,317,729	15,409,674
Held at major Mexican financial institutions:
Cash	109,629	143,565
Total cash and cash equivalents	$ 13,427,358	$ 15,553,239

The Company currently has no income from operations and relies on financing through the issuance of additional shares of its common stock until such time as it achieves sustained profitability through profitable mining operations, or the receipt of proceeds from the disposition of its mineral property interests. Management has been successful in accessing the equity markets during the year, but there is no assurance that such sources will be available, on acceptable terms, or at all in the future. Factors which could impact management’s ability to access the equity markets include the state of capital markets, exploration results which provide further information relating to the underlying value the Company’s mineral properties, market prices for natural resources and the non-viability of the projects.

11.0

TRANSACTIONS WITH RELATED PARTIES

(a)

The amounts due from/to related parties are non-interest bearing, unsecured and due on demand, and are due from/to officers of the Company and companies with common directors.

(i)

As at September 30, 2009, $nil (2008 - $8,457) is due from a company with common directors for its share of rent for shared office space.

(ii)

As at September 30, 2009, $20,651 (2008 - $11,431) is due to directors/officers of the Company for director and consulting fees.

(b)

As at December 31, 2009, $21,000 (2008 - $21,000) of prepaid expenses relates to an advance on consulting fees paid to a company with a common director.

(c)

Included in consulting fees is $105,000 (2008 - $112,857) of which $60,000 (2008 - $60,000) was charged by a company owned by a director and $45,000 (2008 - $52,857) by a director for consulting services.

(d)

Included in consulting fees is $18,500 (2008 - $21,000) paid to directors for directors’ fees.

(e)

Rent of $6,900 (2008 - $6,900) was recovered from companies with common directors for their respective share of the rent expense paid by the Company for shared office space.

The above transactions incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the three months ended December 31, 2009

12.0

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

13.0

CONTRACTUAL OBLIGATIONS

The Company has a commitment relating to its head office lease.  The Company has an agreement to lease office space.  The future minimum lease payments by calendar year are as follows:

2010	$69,378
2011	106,116
2012	106,116
2013	106,116
2014	106,116
2015	35,372

$529,214

In order for the remaining option agreement on the La Colorada project to remain in good standing, the option payments are due as follows:

Year	Cash	Shares	Total
2010	US$100,000	US$57,500	US$157,500
2011	US$100,000	US$115,000	US$215,000
Total	US$200,000	US$172,500	US$372,500

The Company has no material capital lease agreements and no material long term obligations other than those described above.

14.0

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

15.0

RISKS AND UNCERTAINTIES

The Company is in the mineral exploration and development business and as such is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business.  Some of the possible risks include the following:

a)

The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates.

b)

The only source of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development.  Management was successful

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the three months ended December 31, 2009

in accessing the equity markets during the period, but there is no assurance that such sources will be available, on acceptable terms, or at all in the future.

c)

Any future equity financings by the Company for the purpose of raising additional capital may result in substantial dilution to the holdings of existing shareholders.

d)

The Company must comply with environmental regulations governing air and water quality and land disturbance and provide for mine reclamation and closure costs.

e)

The operations of the Company will require various licenses and permits from various governmental authorities.  There is no assurance that the Company will be successful in obtaining the necessary licenses and permits to continue its exploration and development activities in the future.

f)

There is no certainty that the properties which the Company has capitalized as assets on its balance sheet will be realized at the amounts recorded.  These amounts should not be taken to reflect realizable value.

g)

The development and exploration activities of the Company are subject to various laws governing exploration, development, labour standards and occupational health, land use, water use, land claims of local people and other matters.  No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations.

h)

The Company’s operations are currently conducted in Mexico, and as such the Company’s operations are exposed to various levels of political and other risks and uncertainties.  These risks and uncertainties are not limited to, extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; changes in taxation policy; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of or purchase supplies from a particular jurisdiction.  The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

i)

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on any forward-looking statements.  The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.

16.0

DEPENDENCE ON MANAGEMENT

The Company relies heavily on the business and technical expertise of its management team and it is unlikely that this dependence will diminish in the near term.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the three months ended December 31, 2009

17.0

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the consolidated financial statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Property acquisition costs are deferred until the properties are placed into production, sold, abandoned, or written down, where appropriate. The Company’s accounting policy is to expense exploration costs until such time as their development potential is evidenced by a positive economic analysis of the project.  This policy is to facilitate consistent accounting policies amongst all of the companies in the consolidation group as the accounting policy for mineral properties in the foreign jurisdiction that the Company operates requires that exploration costs be expensed.  A write-down may be warranted in situations where a property is to be sold or abandoned; the exploration activity ceases on a property due to unsatisfactory results or insufficient available funding; or when it is determined that the carrying value exceeds the fair market value or the property.

Significant estimates are made in respect of the Company’s asset retirement obligations. The Company’s proposed mining and exploration activities are subject to various laws and regulations for federal, regional and provincial jurisdictions governing the protection of the environment. These laws are continually changing. The Company believes its operations are in compliance with all applicable laws and regulations. The Company expects to make, in the future, expenditures to comply with such laws and regulations but cannot predict the full amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction and normal operation of mining property, plant and equipment. At present the Company has determined that it has no material asset retirement obligations.

Moreover, significant estimates are made in respect of accounting for stock-based compensation, which is calculated using the Black-Scholes option pricing model.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Expected volatilities are based on the Company’s trading history except where there is insufficient trading history and volatilities are based on industry comparables. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the period. Changes in estimates would impact the value of stock-based compensation, mineral properties, contributed surplus and share capital.

Other areas requiring the use of management estimates include the collectability of amounts receivable, balances of accrued liabilities, the fair value of financial instruments, rates for amortization of equipment and the valuation allowance for future income tax assets.  While management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the three months ended December 31, 2009

18.0

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

(a)

Change in Accounting Policy

Effective October 1, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies applied by other comparable companies at a similar stage in the mining industry.  Prior to October 1, 2009, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to earnings as they are incurred until the mineral property reaches the development stage.  Significant costs related to property acquisitions, including allocations for undeveloped mineral interests, are capitalized until the viability of the mineral interest is determined.  When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs incurred to develop a mine on the property prior to the start of mining operations are capitalized.  The impact of this change on the previously reported December 31, 2009 consolidated financial statements is as follows:

	As previously reported	Restatement	As restated
Mineral properties – Dec 31, 2008	13,584,547	(9,055,128)	4,529,419

Exploration expenses for the period ended Dec 31,2008	5,944	685,139	691,083

Loss for the period ended Dec 31, 2008	758,238	685,139	1,443,377

Loss per share for the period ended Dec 31, 2008	0.02	0.01	0.03

Deficit at Dec 31, 2008	35,426,236	8,792,500	44,218,736

The impact of this change on the previously reported deficits per the consolidated financial statements at September 30, 2009 and 2008 are as follows:

	As previously reported	Restatement	As restated

Deficit at Sept 30, 2008	34,347,952	8,107,361	42,455,313

Deficit at Sept 30, 2009	37,620,962	9,829,158	47,450,120

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the three months ended December 31, 2009

(b)

Future changes in accounting policies:

International Financial Reporting Standards (IFRS):

In February 2008, the Canadian Accounting Standards Board ("AcSB") confirmed that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The IFRS standards will be effective for the Company for interim and annual financial statements relating to the Company’s fiscal years beginning on or after October 1, 2011. The effective date of October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and year ended September 30, 2011.  The Company has begun the planning and scoping phase of the transition to IFRS and intends to transition to IFRS financial statements during fiscal 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

19.0

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of the internal controls over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009.  Based on management’s assessment and those criteria, management has concluded that the internal controls over financial reporting as at December 31, 2009 were effective.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the three months ended December 31, 2009

20.0

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to senior management, including Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), by others within those entities on a timely basis so that appropriate decisions can be made regarding public disclosure.  The CEO and CFO have evaluated the Company’s disclosure controls and procedures and have concluded that they are effective as of December 31, 2009.

21.0

LIMITATIONS ON CONTROLS

Management believes that any internal controls and procedures for financial reporting can only provide reasonable and not absolute assurance that the objectives of the control system are met. Control design is subject to resource constraints and cost benefit analysis. Because of the inherent limitations in all control systems the company’s control systems cannot provide absolute assurance that all issues and fraud will be prevented within the company and detected. Limitations also include the realities of judgments in decision making which could be faulty and simple errors and mistakes. In addition controls may be circumvented by individuals, collusion or unauthorized override of controls.  Finally, a control system is based on certain assumptions about the likelihood of future events and there can be no assurance that the stated goals of the control system will meet all future potential conditions.  In summary, because of the inherent limitations on a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

22.0

FINANCIAL INSTRUMENTS

The Company classifies its cash and cash equivalents as held-for-trading; amounts receivable (excluding taxes receivable) and due from related parties as loans and receivables; and due to related parties and accounts payable and accrued liabilities as other financial liabilities.

The carrying values of cash and cash equivalents, amounts receivable (excluding taxes receivable), and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. The fair values of amounts due to and from related parties have not been disclosed as their fair values cannot be reliably measured since the parties are not at arm’s length.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the three months ended December 31, 2009

The fair value of financial instruments at December 31, 2009 and September 30, 2009 is summarized as follows:

	December 31, 2009		September 30, 2009
Financial Assets	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Held-for-trading
Cash and cash equivalents	$13,427,358	$13,427,358	$15,553,239	$15,553,239

Loans and receivables
Amounts receivable (excluding taxes receivable)	$8,909	$8,909	$25,726	$25,726
Due from related parties	$-	N/A	$19,419	N/A

Financial Liabilities
Accounts payable and accrued liabilities	$131,654	$131,654	$227,517	$227,517
Due to related parties	$20,651	N/A	$26,380	N/A

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)

Credit risk

The Company is exposed to credit risk with respect to its cash and cash equivalents.  Cash and cash equivalents have been placed on deposit with major Canadian financial institutions and major Mexican financial institutions.  The risk arises from the non-performance of counterparties of contracted financial obligations. The Company is not exposed to significant credit risk on amounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment-grade securities held at major financial institutions with strong investment-grade ratings by a primary rating agency in accordance with the Company’s investment policy.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the three months ended December 31, 2009

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents as the majority of the amounts are held with only a few Canadian and Mexican financial institutions. The Company’s concentration of credit risk and maximum exposure thereto is as follows:

	December 31	September 30
	2009	2009

Held at major Canadian financial institutions:
Cash	$ 538,199	$ 5,137,947
Cash equivalents	12,779,530	10,271,727

	13,317,729	15,409,674
Held at major Mexican financial institutions:
Cash	109,629	143,565

Total cash and cash equivalents	$13,427,358	$15,553,239

Included in cash equivalents at December 31, 2009 are cashable guaranteed investment certificates earning interest between 0.6% and 0.7% (2008 - 2.00% and 3.25%) and maturing at various dates between September 8, 2010 and December 10, 2010 and (2008 - September 8, 2009 and December 10, 2009).

(b)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet commitments as they become due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  The Company believes it has sufficient cash and cash equivalents at December 31, 2009 in the amount of $13,427,358 (2008 - $16,460,141) in order to meet its planned expenditures and obligations for the next year.  At December 31, 2009, the Company had accounts payable and accrued liabilities of $131,654 (2008 - $141,446) and amounts due to related parties of $20,651 (2008 - $11,431), which will become due for payment within three months.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the three months ended December 31, 2009

(c)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

(i)

Interest rate risk

Interest rate risk consists of two components:

(a)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(b)

To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company’s cash and cash equivalents consists of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of December 31, 2009 and 2008.  Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the three months ended December 31, 2009

(ii)

Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars.

The Company is exposed to foreign currency risk with respect to cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities as a portion of these amounts are denominated in US dollars and Mexican pesos. The Company has not entered into any foreign currency contracts to mitigate this risk.

The sensitivity analysis of the Company’s exposure to foreign currency risk at the reporting date has been determined based upon hypothetical changes taking place at December 31, 2009 and 2008, which includes a hypothetical change in the foreign currency exchange rate between the Canadian dollar and Mexican peso of 9% and 11%, respectively, and the effect on net loss and comprehensive loss.

	Reasonably Possible Changes
	2009	2008

CDN $: MXN peso exchange rate variance	+9%	+11%

Net loss and comprehensive loss	$153,455	$111,247

CDN $: MXN peso exchange rate variance	-9%	-11%

Net loss and comprehensive loss	$(183,809)	$(138,746)

(iii)

Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to significant other price risk.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the three months ended December 31, 2009

23.0

SUBSEQUENT EVENTS

(a)

Subsequent to December 31, 2009, 120,000 stock options were exercised for total proceeds to the Company of $87,000.

24.0

DISCLOSURE OF OUTSTANDING SHARE DATA

As at February 15, 2009, the Company had the following common shares, stock options and warrants outstanding:

Common shares	47,443,329
Stock options (vested and unvested)	3,942,500
Warrants	1,611,500
Finder’s warrants	386,760
Fully Diluted shares outstanding	53,384,089

The Company is dependent on raising additional capital to develop its properties and is continually assessing overall market conditions to ensure this need is fulfilled to the benefit of the Company and its shareholders.